Press Release

HARVEST ANNOUNCES 2013 YEAR END RESULTS AND RESERVES INFORMATION

CALGARY, ALBERTA – MARCH 6, 2014: Harvest Operations Corp. (Harvest or the Company) announces its financial and operating results for the fourth quarter and full year ended December 31, 2013.

This press release is an overview of the quarterly and full year results for 2013 and should be read with the audited consolidated financial statements and Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2013 available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

All financial data has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board except where otherwise noted. All figures reported herein are in Canadian dollars unless otherwise stated.

2013 HIGHLIGHTS:

•

Net loss was $781.9 million, an increase of $60.9 million primarily due to the decreased cash contributions as noted below, offset by lower amount of depletion, depreciation and amortization (DD&A) and impairment losses recognized in 2013. Impairment losses of $458.9 million ($2012 – $535.5 million) and $24.1 million (2012 – $21.8 million) were recorded against the Downstream’s and Upstream’s property, plant and equipment (PP&E), respectively.

•

Cash contribution totaled $365.8 million for the year, a $174.4 million decrease from 2012. Cash contribution decreased $63.7 million in the Upstream operations mainly due to lower sales volumes, and cash deficiency increased by $110.7 million in the Downstream operations mainly due to lower average gross margins per bbl.

•

Upstream production averaged 52,473 boe/d for the year, a decrease of 6,854 boe/d primarily due to natural declines, smaller 2012 and 2013 capital drilling programs and dispositions of certain non-core producing properties.

•

Upstream capital additions of $322.3 million for the year were 28% lower compared to 2012. Upstream capital spending included the drilling of 96.0 gross (84.1 net) wells with a success rate of approximately 98%.

•	During 2013 Harvest sold certain non-core oil and gas assets with approximately 2,500 boe/d of annualized production for cash proceeds of $173.9 million.

•

As at December 31, 2013, Harvest’s total proved plus probable (P+P) reserves base was 464 MMBoe, a 6% decrease from 2012 due to downward technical revisions, non-core asset sales and lower production replacement due to smaller capital programs.

•

Capital additions for Phase 1 of the BlackGold oil sands project (BlackGold) totaled $444.5 million for the year reflecting a $280.4 million increase from 2012 mainly allocated to construction of the central processing facility. At the end of 2013, Phase 1 the BlackGold project was approximately 92% complete.

•

Throughput in our Downstream operations averaged 98,081 bbl/d for the year, a decrease of 5,274 bbl/d compared to 2012, mainly due to operational outages including a two week planned outage in the second half of 2013. The gross refining margin averaged US$1.07/bbl for the year, a 78% decrease reflecting lower product crack spreads and poorer yield mix.

•	Downstream 2013 capital spending was $53.2 million for the year, comparable to 2012.

•

During the year Harvest successfully early redeemed its remaining 7.25% and 7.50% convertible debentures for a total amount of $627.2 million and in its place issued US$630 million of 2.125 % senior unsecured notes due 2018 that were guaranteed by Korea National Oil Corporation (KNOC).

FOURTH QUARTER HIGHLIGHTS:

•

Net loss was $517.8 million, a decrease of $18.8 million primarily due to decreased DD&A and impairment charges, partially offset by lower cash contributions in 2013. The main drivers to the net losses in the fourth quarters of 2013 and 2012 were the Downstream’s PP&E impairment as noted above.

•

Upstream production volumes averaged 49,154 boe/d in the fourth quarter, a 16% decrease compared to the fourth quarter of 2012 due to natural declines, smaller 2012 and 2013 capital drilling programs and dispositions of certain non-core producing properties.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 4	March 6, 2014

•

Operating netbacks prior to hedging for the quarter averaged $26.10/boe, a decrease from $30.61/boe for the same period in 2012 due to higher operating expense and royalties per boe, partially offset by higher average realized prices.

•	During the fourth quarter of 2013, Harvest sold certain non-core oil and gas assets with approximately 600 boe/d of production in Alberta.

•	Phase 2 of the BlackGold project, targeted to increase production capacity to 30,000 bbl/d from 10,000 bbl/d, received approval from Alberta Environment in December.

•

Fourth quarter gross refining margins averaged US$2.50/bbl compared to US$6.43/bbl in the same quarter of 2012 due to lower realized product crack spreads, lower sales volumes, and lower distillates yield as compared to 2012.

•

Refinery throughput volume averaged 92,339 bbl/d in the fourth quarter, a decrease of 21,726 bbl/d compared to the same period in 2012 due to the planned two-week shutdown to complete a partial change-out of catalyst and the unplanned one-week shutdown of the crude unit to repair an exchanger leak.

•	On October 18, 2013, the borrowing capacity of Harvest’s credit facility was increased from $800 million to $1.0 billion.

•	In December, Harvest entered into a five year $200 million subordinated loan agreement with KNOC. As at March 6, 2014 Harvest has borrowed $160 million under the loan agreement.

FINANCIAL & OPERATING HIGHLIGHTS:

	Three Months Ended December 31		Year Ended December 31
	2013	2012	2013	2012
UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	49,154	58,228	52,473	59,327
Average realized price
Oil and NGLs ($/bbl)(2)	70.68	68.50	75.49	72.39
Gas ($/mcf)(2)	3.86	3.44	3.46	2.58
Operating netback prior to hedging ($/boe)(1)	26.10	30.61	29.31	28.46
Operating income (loss)	2.3	36.1	(16.6)	(12.7)
Cash contribution from operations(1)	119.5	160.4	518.2	581.9
Capital asset additions (excluding acquisitions)	108.5	88.2	322.3	447.5
Property and business acquisitions (dispositions), net	(27.5)	(80.8)	(155.6)	(84.3)
Net wells drilled	22.2	12.8	84.1	100.9
Net undeveloped land additions (acres)(3)	18,595	39,543	50,651	131,394

BLACKGOLD OIL SANDS
Capital asset additions	128.1	44.4	444.5	164.1
Net wells drilled	–	4.0	–	30.0

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	92,339	114,065	98,081	103,355
Average refining gross margin (loss) (US$/bbl)(1)	2.50	6.43	1.07	4.87
Operating loss	(506.4)	(566.0)	(691.1)	(680.2)
Cash deficiency from operations(1)	(32.3)	(3.0)	(152.4)	(41.7)
Capital asset additions	18.1	21.5	53.2	54.2
NET LOSS(4)	(517.8)	(536.6)	(781.9)	(721.0)

(1)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” the MD&A.
(2)	Excludes the effect of risk management contracts designated as hedges.
(3)	Includes lands acquired in business combinations.
(4)	Net loss includes the consolidated operating results of Harvest’s operating segments.

RESERVES SUMMARY:

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 4	March 6, 2014

Harvest’s reserves for the year ended December 31, 2013 were evaluated in accordance with National Instrument 51-101 (NI 51-101) by the independent reserve evaluators GLJ Petroleum Consultants Ltd. (GLJ). The complete reserves disclosure required under NI 51-101 will be filed on SEDAR (www.sedar.com) on or before March 30, 2014.

The following table is a summary, as at December 31, 2013, of Harvest’s petroleum and natural gas reserves as evaluated by GLJ. These estimates are subject to positive and negative revisions as additional reservoir and production information becomes available. These reserves attributed to Harvest are based on judgments regarding future events therefore actual results will vary and the variations may be material. Reserves information may not add due to rounding.

Summary of Oil & Gas Reserves (Gross)
Forecast Prices and Costs - As of December 31, 2013

	Light and		Bitumen		Natural Gas	Total Oil
Reserves Category	Medium Oil	Heavy Oil	(BlackGold)	Natural Gas	Liquids	Equivalent
	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(MMbbl)	(MMboe)
Proved
Developed Producing	27.8	36.4	0	201.4	8.9	106.6
Developed Non-Producing	1.7	1.0	0	14.0	0.6	5.6
Undeveloped	1.7	7.2	96.0	73.3	3.3	120.4
Total Proved	31.2	44.5	96.0	288.7	12.8	232.6
Probable	14.3	20.3	163.5	140.4	10.0	231.5
Total Proved + Probable	45.5	64.8	259.5	429.1	22.8	464.1

As of December 31, 2013, Harvest’s total P+P reserves base was 464.1 MMBoe, a 6% decrease from 2012 mainly due to downward technical revisions, non-core asset sales and lower production replacement due to smaller capital programs. Based on 2013 average production, Harvest has a P+P reserve life index of 24.2 years.

OUTLOOK:

The following guidance is provided as general information for stakeholders regarding management’s expectations for 2014 for the Upstream, BlackGold and Downstream business segments. The guidance information provided is consistent with Harvest’s most recent budget information. Readers are cautioned that the guidance information provided within this Outlook may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Harvest’s capital expenditure budget for 2014 is $620 million, comprised of $350 million for Upstream oil & gas operations, $131 million for the BlackGold oil sands project, and $139 million for the Downstream refining and marketing business.

Upstream
Production volume is targeted at approximately 48,800 boe/d for 2014 reflecting natural declines and assets dispositions during 2013 and the 2014 operating costs are expected to average $17.80/boe.

Harvest has not budgeted for asset acquisitions or dispositions. The Company has identified non-core properties for disposition representing approximately 2,400 boe/d of production. Proceeds from dispositions would be used to manage Harvest’s liquidity, fund development of core assets and for the acquisition of strategic assets.

BlackGold
Due to extreme winter conditions the project scaled back construction activities during the first quarter of 2014. Harvest anticipates resuming full construction activities in the second quarter of 2014 and has revised the project schedule accordingly.

Harvest anticipates construction completion of the 10,000 bbl/d Phase 1 Central Processing Facility in the second half of 2014 with first steam expected in the fourth quarter of 2014.

Downstream
A turnaround is scheduled for the second half of 2014 and will utilize approximately 60% of the capital budget with the remainder allocated to sustainability and reliability improvement projects.

For the full year 2014, throughput is anticipated to average approximately 92,500 bbl/d, with operating costs and purchased energy costs aggregating to approximately $8.00/bbl.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 4	March 6, 2014

Harvest continues to evaluate various business opportunities pertaining to the Downstream business including, but not limited to introduction of joint venture partners, disposition in whole or in part as well as multiple economic scenarios for future operations. An outcome or recommendation arising out of this review has not been determined to date.

CONFERENCE CALL:
Harvest will be holding a conference call to discuss our 2013 results at 9:00 a.m. Mountain Standard Time (11:00 a.m. Eastern Standard Time) on March 13, 2014. Callers may dial 1-866-226-1793 (international callers or Toronto local dial 416-340-2218) a few minutes prior to start and request the Harvest conference call. The call will be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 905-694-9451) and entering the passcode 8345928.

HARVEST PROFILE:
Harvest is a wholly-owned, subsidiary of KNOC. Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream), an oil sands project under construction and development in northern Alberta (BlackGold) and refining and marketing of distillate, gasoline and fuel oil (Downstream) segments.

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY:|
Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Please also refer to “Forward-Looking information” in the MD&A and “Risk Factors” in the Annual Information Form for detailed discussion on these risks.

Forward-looking statements in this press release may include, but are not limited to, the forward looking statements made throughout this press release with reference to the following items to future periods: production volumes, refinery throughput volumes, operating costs, acquisitions and dispositions, capital spending and allocation of such to various projects, reserve estimates, commerciality of Harvest’s capital projects, the ability to achieve the maximum capacity from the BlackGold central processing facilities, access and ability to raise capital, cash from operating activities, regulatory approval and development projects and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expect”, “target”, “plan”, “potential”, “intend”, and similar expressions.

The forward-looking information in the press release is provided with the objective to share with stakeholder’s management’s expectations for 2014 operating levels, key expenses in the Upstream and Downstream segments and major cash outflows in 2014. The guidance information provided is consistent with the Company’s current budget information. Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION:
Further information about us can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca. Information can also be found by contacting our Investor Relations department at (403) 265-1178 or at 1-866-666-1178.

INVESTOR & MEDIA CONTACTS:
Kari Sawatzky, Manager, Investor Relations
Email: information@harvestenergy.ca
Toll Free Investor Mailbox: (866) 666-1178
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Website: www.harvestenergy.ca